2016-1 EETC Investor Presentation United Airlines, Inc. June 6, 2016 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-203630-01 Dated June 6, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, Credit Suisse toll-free at 1-800-221-1037 or Goldman, Sachs & Co. toll-free at 1-866-471-2526

United Airlines, Inc. (“United”) intends to raise $1,052,816,000 aggregate face amount of Pass Through Certificates, Series 2016-1 in two classes: Class AA of $728,726,000 Class A of $324,090,000 The proceeds from the offering will be used by United to finance 18 aircraft: 4 new Boeing 737-824 aircraft scheduled to be delivered between June 2016 and August 2016 5 new Boeing 737-924ER aircraft, two of which were delivered in January and February 2016 and three of which are scheduled to be delivered between October 2016 and November 2016 2 new Boeing 787-9 aircraft delivered in February 2016 7 new Boeing 777-322ER aircraft scheduled to be delivered between December 2016 and March 2017 No additional aircraft will be financed to upsize the Pass Through Certificates for the Class AA or Class A United will retain the option to issue additional subordinated classes of Certificates, at any time Lead Bookrunners: Morgan Stanley, Credit Suisse and Goldman, Sachs & Co. Bookrunners: Citigroup, Deutsche Bank Securities, BofA Merrill Lynch, Barclays, BNP Paribas and Credit Agricole Securities Depositary: Natixis, acting through its New York branch Liquidity Facility Provider: Commonwealth Bank of Australia, New York Branch United Airlines 2016-1 EETC

United 2016-1 EETC Structural Summary Notes Calculated as of the first regular distribution date following the scheduled delivery of all the aircraft, assumed to be July 7, 2017 See “Loan to Aircraft Value Ratios” in the preliminary Prospectus Supplement

Classes Offered: Two tranches of amortizing debt offered, both of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall: Interest on the Preferred Pool Balance on the Class A Certificates is paid ahead of Class AA Certificates’ principal (same as UAL 2015-1) Buy-Out Rights: Class A Certificateholders have the right to purchase all (but not less than all) of then outstanding Class AA Certificates at par plus accrued and unpaid interest upon certain events during a United bankruptcy Cross-Default: Yes, from day one Cross-Collateralization: Yes, from day one Collateral: Strategically core aircraft types to United’s fleet operations, delivered new or scheduled to be delivered new in 2016 and 2017 Additional Certificates: United has the right to issue additional subordinate classes of Certificates, including Class B or Class C Key Structural Elements

United has obtained base value desktop appraisals from three appraisers (AISI, BK and mba) (1) Aggregate aircraft appraised value of approximately $1,918 million (2) Appraisals available in the Preliminary Prospectus Supplement Appraisals indicate a minimum collateral cushion of 61.2% and 44.0% on the Class AA and A Certificates respectively (3), which increases over time as the Class AA and Class A debt amortizes Aircraft Appraisals Notes Aircraft Information Services, Inc. (“AISI”), BK Associates, Inc. (“BK”) and Morten Beyer & Agnew, Inc. (“mba”) Appraised value is the lesser of the mean and median base value of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Appraised value as of May 2016 Minimum collateral cushion is calculated as of July 7, 2017, the Regular Distribution Date with the Highest LTV as referenced in “Loan to Aircraft Value Ratios” in the preliminary Prospectus Supplement

Collateral Summary Notes Calculated as of Closing Date, assumed to be June 20, 2016 Appraised value is the lesser of the mean and median base value of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Appraised value as of May 2016

Collateral Pool Notes Appraised value is the lesser of the mean and median base value of each aircraft as appraised by AISI, BK and mba. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. Appraised value as of May 2016 United 2016-1 Collateral Mix Distribution of LMM Appraised Value (1) The collateral pool benefits from diversification of four strategically core aircraft types 61% Boeing 777-322ER / 14% Boeing 787-9 / 14% Boeing 737-924ER / 11% Boeing 737-824 76% Widebody / 24% Narrowbody All aircraft delivered or scheduled to be delivered new to United between January 2016 and March 2017 Total: $1,917.7mm (1)

Collateral Overview

Boeing 737-800

- **Overview**: The Boeing 737-800 is the most liquid narrowbody to date, and is expected to remain the most liquid single-aisle well into the future, with more than 3,800 aircraft in service with 162 operators and another ~1,095 on order from 63 customers. It seats 166 passengers in United's standard two-class configuration (16 First / 150 Economy Plus and Economy)

- **Strengths**:
  - A total of 160+ operators, proven very popular among a good mix of mainline, charter, and low-cost carriers
  - A favorite with the lessor community
  - Most popular NG variant among airlines and lessors
  - The 737-800 is a proven airframe with newer technology
  - Currently 53 Boeing 737-800 aircraft in storage and 13 Boeing 737-800 aircraft being publicly marketed as available for sale or lease

- **Importance to United**:
  - United Airlines is one of the top 5 airline operators of the Boeing 737-800, which represents roughly 18% of its mainline fleet
  - The Boeing 737-800 operates out of every United hub to most major spokes and also accounts for a significant portion of hub-to-hub missions

Top 5 Boeing 737-800 Airline Operators
In Service/On Order

	Qty.
Ryanair	474
American Airlines	304
Southwest Airlines	136
United Airlines	130
China Southern Airlines	129
Total	**1,173**

Top 5 Boeing 737-800 Operating Lessors
In Service/On Order

	Qty.
GECAS	336
AerCap	274
SMBC Aviation Capital	172
BBAM	142
Air Lease	111
Total	**1,035**

Sources Ascend Market Commentary Q1 2016, United Airlines, Inc.

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Overview: The Boeing 737-900ER is the largest variant of the world’s all-time best selling 737NG family of narrowbody commercial aircraft. It seats 179 passengers in United’s standard two-class configuration (20 First / 159 Economy Plus and Economy) Strengths: 409 aircraft in passenger service with 20 operators and a further 156 on order with eight customers High concentration of fleet in USA, 73% of global fleet are flying with United, Delta and Alaska Delta ordered 20 Boeing 737-900ER in December 2015, on top of 100 orders placed in 2011 US transcontinental range for the Boeing 737-900ER is greater than for the current Airbus 321 (without auxiliary fuel tanks) Lowest fuel consumption per seat/seat-mile cost of any twin-engine narrowbody No advertised availability, and only three in storage, of which one is returning to service Importance to United: United Airlines is the largest customer of the Boeing 737-900ER, with 136 in service or on order (18% of United’s fleet) United (and others) view the Boeing 737-900ER as a good replacement for the aging Boeing 757-200, as it covers 96% of current Boeing 757-200 routes at significantly lower trip cost Collateral Overview Boeing 737-900ER Qty. United Airlines 142 Delta Air Lines 120 Lion Air 104 Alaska Airlines 77 Korean Air 22 Total 465 Top 5 Boeing 737-900/900ER Airline Operators In Service/On Order Qty. CIT Aerospace 22 GECAS 16 Transportation Partners Pte 11 Aircastle Advisor 7 BOC Aviation 6 Total 62 Top 5 Boeing 737-900/900ER Operating Lessors In Service/On Order SourcesAscend Market Commentary Q1 2016, United Airlines, Inc.

Overview: The Boeing 787-9 is the new generation long range aircraft with 15 fewer seats than the current Boeing 777-200ER in the fleet. The Boeing 787-9 seats 252 passengers in United’s standard two-class configuration (48 Business First / 204 Economy Plus and Economy) Strengths: The Boeing 787 will likely become the benchmark product in the small/midsize widebody sector, and the Boeing 787-9 and Boeing 787-10 are expected to be the most popular variants Over 1,100 orders, from more than 60 airline customers, have already been received for the Boeing 787 family Improvements to the aircraft include: carbon composite fuselage and wings, health monitoring systems that allow the aircraft to self-monitor and new fuel efficient engines The aircraft is ~20 feet longer and has an MTOW of up to 57,000lb higher than the 787-8 which enables the 787-9 to hold 252 passengers (33 more seats than the Boeing 787-8) in a United Airlines standard two-class configuration No Boeing 787 aircraft being publicly marketed as available for sale or lease Importance to United: 787-9 aircraft possess an additional 200 miles of range relative to the 787-8, which allows United to fly to new destinations such as Los Angeles to Melbourne Larger payload/passenger count (252 passengers vs. 219 for the Boeing 787-8) Fills gap between Boeing 787-8 and Boeing 777-200ER Collateral Overview Boeing 787-9 Qty. ANA—All Nippon Airways 83 Etihad Airways 71 United Airlines 53 Japan Airlines 45 American Airlines 43 Total 295 Top 5 Boeing 787 Airline Operators In Service/On Order Qty. AerCap 77 Air Lease 49 CIT Aerospace 20 BBAM 16 GECAS 12 Total 174 Top 5 Boeing 787 Operating Lessors In Service/On Order SourcesAscend Market Commentary Q1 2016, United Airlines, Inc.

Collateral Overview

Boeing 777-300ER

- **Overview**: The Boeing 777-300ER is the bestselling widebody variant to date and core long-haul type worldwide, with ~800 aircraft sold and nearly 200 still on backlog

- **Strengths**:
  - The Boeing 777-300ER has cargo capacity of 201.6 cubic meters, the highest of all current commercial widebodies
  - Newer generation Boeing 777-300ER leave the production line with improved fuel efficiencies over aircraft produced earlier in the production run
  - Chinese airlines are now adding the Boeing 777-300ER in numbers to develop their transpacific networks
  - Recent widebody market weakness has been concentrated in specific types / variants (e.g. older Rolls-powered Boeing 777-200 aircraft); high quality, newer in-demand widebodies have shown resilience
  - No immediate availability for sale or lease

- **Importance to United**:
  - As of June 6, 2016, United has committed to adding 14 Boeing 777-300ER aircraft to its existing fleet
  - The Boeing 777-300ER enhances strategic opportunities for United's long-haul fleet, with key value drivers (efficiency, commonality, dependability and flexibility)

Top 5 Boeing 777-300ER Airline Operators
In Service/On Order

	Qty.
Emirates Airline	152
Cathay Pacific	53
Air France	41
Qatar Airways	34
Turkish Airlines (THY)	32
Total	**312**

Top 5 Boeing 777-300ER Operating Lessors
In Service/On Order

	Qty.
GECAS	36
Air Lease Corporation	27
AerCap	27
BBAM LLC	26
BOC Aviation	17
Total	**133**

Sources Ascend Market Commentary Q1 2016, United Airlines, Inc.

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